                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)

                     Liberty Term Trust, Inc., 1999 (LTT)
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   531282101
                                (CUSIP Number)

                          George W. Karpus, President
                        Karpus Management, Inc. d/b/a/
                         Karpus Investment Management
                         14 Tobey Village Office Park
                           Pittsford, New York 14534
                                (716) 586-4680

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               January 19, 1999
            (Date of Event which requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule
 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [x]

                                 (Page 1 of 4)

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                                 SCHEDULE 13D

CUSIP No. 531282101                                           Page 2 of 4 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D.# 16-1290558
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [ ]
     (b) [x]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

     [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
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                     7.  SOLE VOTING POWER

                         702,300
   NUMBER OF
    SHARES           8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING        9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH               702,300

                    10.  SHARED DISPOSITIVE POWER


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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     702,300
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.29%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7
--------------------------------------------------------------------------------


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ITEM 1   Security and Issuer
         -------------------
                  Common Stock
                  Liberty Term Trust Inc., 1999 ("LTT")
                  Federated Investors Tower
                  Pittsburgh, Pennsylvania 15222

ITEM 2   Identity and Background
         -----------------------
                  a) Karpus Management, Inc., d/b/a Karpus Investment
                     Management ("KIM")
                     George W. Karpus, President, Director, and controlling stockholder
                     JoAnn Van Degriff, Vice President and Director
                     Sophie Karpus, Director
                  b) 14 Tobey Village Office park
                     Pittsford, New York 14534
                  c) Principal business and occupation - Investment
                     Management for individuals, pension, and profit sharing plans, corporations, endowments, trusts, and others, specializing in conservative asset management (i.e.
                     fixed income investments).
                  d) None of George W. Karpus, JoAnn VanDegriff or Sophie
                     Karpus ("the Principals") or KIM has been convicted in
                     the past 5 years of any criminal proceeding (excluding traffic violations).
                  e) During the last 5 years none of the Principals or KIM
                     has been a party to a civil proceeding as a result of
                     which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to , federal
                     or state securities laws or finding any violation with respect to such laws.
                  f) Each of the Principals is a United States citizen. KIM
                     is a New York corporation.
ITEM 3   Source and Amount of Funds or Other Considerations
         --------------------------------------------------
                  KIM, an independent investment adviser, has accumulated 702,300 shares of LTT on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney, which represents 14.29% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.
ITEM 4   Purpose of Transaction
         ----------------------
                  KIM has purchased Shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed end fund sector, the profile of LTT (being a short term investment grade fund scheduled to terminate on or by December 31, 1999) fit the investment guidelines for various Accounts.
ITEM 5   Interest in Securities of the Issuer
         ------------------------------------
                  a) As of the date of this Report, KIM owns 702,300 shares which represent 14.29% of the outstanding Shares. Principal, Sophie Karpus, owns 700 shares purchased on July 24, 1995 at a price of $7.375. KIM owns 2,000 shares purchased on July 24, 1995 at a price of $7.375.
                  b) KIM has the sole power to dispose of and to vote all such Shares

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                      under limited powers of attorney.
                  c) Open market purchases in the last 60 days for the Accounts.

                            PRICE PER                                PRICE PER
        DATE       SHARES       SHARE             DATE      SHARES       SHARE
        ----       ------   ---------             ----      ------   ---------

    11/20/98         -500       8.812          12/2/98      -1,400      8.8122
    11/24/98        -1000        8.75          12/3/98      -2,500      8.8122
    11/25/98         -200        8.81
    11/25/98         -400        8.75
    11/30/98         -500       8.812

                  There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.
                  The Accounts have the right to receive all dividends from, and any proceeds from the sale of, the Shares. None of the Accounts has an interest is Shares constituting more than 5% of the Shares outstanding.
ITEM 6   Contracts, Arrangements, Understanding, or Relationships
         --------------------------------------------------------
                  with Respect to the Issuer
                  --------------------------
                  Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the LTT securities.
ITEM 7   Materials to be Filed as Exhibits
         --------------------------------
                  Not applicable

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                            Karpus Management, Inc.


January 19, 1999                            By:
----------------                               ---------------------------------
    Date                                                    Signature

                                                  George W. Karpus, President
                                                  ---------------------------
                                                          Name / Title